                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   928365-20-4
                                 (CUSIP Number)


                                 ALAN L. STINSON
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 AUGUST 1, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].


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                                 SCHEDULE 13D/A

-------------------------                                  ---------------------
  CUSIP NO. 928365-20-4                                      PAGE 2 OF 6 PAGES
-------------------------                                  ---------------------


================================================================================
1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Fidelity National Financial, Inc.  86-0498599;
            Chicago Title & Trust Company 36-0906930
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)

            OO

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER
     NUMBER OF
       SHARES                    18,003,869
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY         8        SHARED VOTING POWER
        EACH
     REPORTING                  -0-
       PERSON        -----------------------------------------------------------
        WITH           9        SOLE DISPOSITIVE POWER

                                18,003,869
                     -----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Fidelity National Financial - 6,300,068 shares;
            Chicago Title & Trust - 11,703,801 shares
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 80%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

            CO
================================================================================




                                       2
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        Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and Chicago Title and Trust Company, an Illinois corporation, hereby file this Amendment No. 2 to Schedule 13D (the "Statement") which amends the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2001, as previously amended on August 16, 2001, with respect to the shares of Common Stock, par value $0.001 per share of Fidelity National Information Solutions, Inc., a Delaware corporation, formerly Vista Information Solutions, Inc.

        The Statement is being filed solely for the purpose of filing an unredacted copy of Exhibit 99.3, the Agreement for Purchase and Sale of Securities, dated February 15, 2001, by and between Fidelity and Moore North America, Inc. (the "Agreement"). A redacted version of the Agreement was previously filed as an exhibit to a Schedule 13D/A filed on August 16, 2001 in connection with a request for confidential treatment of the Agreement, which request has been withdrawn by Fidelity.




                                       3
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Agreement and Plan of Reorganization and Merger, dated as of April 12, 2001, by and among Fidelity National Financial, Inc., Chicago Title and Trust Company, and Vista Information Solutions, Inc. (incorporated by reference to the DEF Schedule 14A filed by Vista Information Solutions, Inc., on June 29, 2001, file no. 000-20312).*

         99.2 Agreement for Purchase and Sale of Preferred Stock dated February 9, 2001, by and among Fidelity National Financial, Inc., Finova Capital Corporation, and Fidelity National Information Solutions, Inc.*

         99.3 Agreement for Purchase and Sale of Securities, dated February 15, 2001, by and between Fidelity National Financial, Inc. and Moore North America, Inc.

         99.4 Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc., and transferred to Fidelity National Financial, Inc., on February 15, 2001 (incorporated by reference to the Schedule 13D filed by Fidelity on February 23, 2001, file no. 005-45213).*

         99.5 Agreement Regarding Moore Note, dated April 12, 2001, between Fidelity National Financial, Fidelity National Information Solutions, Inc., and Vista DMS, Inc.*

         99.6 Irrevocable Stockholder Voting Agreement dated April 12, 2001, by and among Fidelity National Information Solutions, Inc., a Delaware corporation, the holders of shares of FNIS Preferred Stock, Chicago Title and Trust Company, and Fidelity National Financial, Inc.*

         99.7 Agreement Regarding PNC Debt, dated as of August 1, 2001, by and between Fidelity National Financial, Inc., a Delaware corporation, and Fidelity National Information Solutions, Inc. (incorporated by reference to the Current Report on Form 8-K filed by FNIS on August 9, 2001, file no. 000-20312).*

         99.8 Promissory Note issued August 1, 2001 by Fidelity National Information Solutions, Inc. to Fidelity National Financial, Inc. (incorporated by reference to the Current Report on Form 8-K filed by FNIS on August 9, 2001, file no. 000-20312).*

         99.9 Joint Filing Agreement, dated as of August 16, 2001, by and between Fidelity National Financial, Inc., and Chicago Title and Trust Company.*

         *  Previously filed.




                                       4
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 7, 2002              FIDELITY NATIONAL FINANCIAL, INC.



                                 By:  /s/ Alan L. Stinson
                                     -------------------------------------------
                                      Alan L. Stinson, Executive Vice President,
                                      Chief Financial Officer


                                 CHICAGO TITLE AND TRUST COMPANY



                                 By:  /s/ Alan L. Stinson
                                     -------------------------------------------
                                      Alan L. Stinson, Chief Financial Officer





                                       5
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                                  EXHIBIT INDEX


EXHIBIT NUMBER                              DESCRIPTION
--------------                              -----------
     99.1            Agreement and Plan of Reorganization and Merger, dated as
                     of April 12, 2001, by and among Fidelity National
                     Financial, Inc., Chicago Title and Trust Company, and Vista
                     Information Solutions, Inc. (incorporated by reference to
                     the DEF Schedule 14A filed by Vista Information Solutions,
                     Inc., on June 29, 2001, file no. 000-20312).*

     99.2            Agreement for Purchase and Sale of Preferred Stock dated
                     February 9, 2001, by and among Fidelity National Financial,
                     Inc., Finova Capital Corporation, and Fidelity National
                     Information Solutions, Inc.*

     99.3            Agreement for Purchase and Sale of Securities, dated
                     February 15, 2001, by and between Fidelity National
                     Financial, Inc. and Moore North America, Inc.

     99.4 Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc., and transferred to Fidelity
                     National Financial, Inc., on February 15, 2001
                     (incorporated by reference to the Schedule 13D filed by Fidelity on February 23, 2001, file no. 005-45213).*

     99.5 Agreement Regarding Moore Note, dated April 12, 2001, between Fidelity National Financial, Fidelity National
                     Information Solutions, Inc., and Vista DMS, Inc.*

     99.6            Irrevocable Stockholder Voting Agreement dated April 12,
                     2001, by and among Fidelity National Information Solutions,
                     Inc., a Delaware corporation, the holders of shares of FNIS
                     Preferred Stock, Chicago Title and Trust Company, and
                     Fidelity National Financial, Inc.*

     99.7 Agreement Regarding PNC Debt, dated as of August 1, 2001, by and between Fidelity National Financial, Inc., a Delaware corporation, and Fidelity National Information
                     Solutions, Inc. (incorporated by reference to the Current
                     Report on Form 8-K filed by FNIS on August 9, 2001, file no. 000-20312).*

     99.8            Promissory Note issued August 1, 2001 by Fidelity National
                     Information Solutions, Inc. to Fidelity National Financial,
                     Inc. (incorporated by reference to the Current Report on Form 8-K filed by FNIS on August 9, 2001, file no.
                     000-20312).*

     99.9 Joint Filing Agreement, dated as of August 16, 2001, by and between Fidelity National Financial, Inc., and Chicago
                     Title and Trust Company.*

     * Previously filed.